Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Kensington Capital Acquisition Corp. V on Amendment No. 2 to Form S-1 (File No. 333-257993) of our report dated June 10, 2021, except for the subsequent events in Note 8, as to which the date is August 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Kensington Capital Acquisition Corp. V as of March 31, 2021 and for the period from March 19, 2021 (inception) through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Houston, TX

August 10, 2021